SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 39)

L BRANDS, INC.

(Name of Issuer)

Common Stock, $0.50 Par Value	532716-10-7
(Title of class of securities)	(CUSIP number)

Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

August 25, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 532716-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS
Leslie H. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,301,739

	8	SHARED VOTING POWER
21,051,815

	9	SOLE DISPOSITIVE POWER
23,254,784

	10	SHARED DISPOSITIVE POWER
21,051,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,306,599

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS
Abigail S. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,167,147

	8	SHARED VOTING POWER
2,400,823

	9	SOLE DISPOSITIVE POWER
11,167,147

	10	SHARED DISPOSITIVE POWER
2,400,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,567,970

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 39 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 38 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, and Abigail S. Wexner (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.50 par value per share (the “Common Stock”), of L Brands, Inc. (the “Company” or the “Issuer”).  The principal executive office of the Issuer is located at Three Limited Parkway, Columbus, Ohio  43230.

Item 2.	Identity and background.

Item 2 is supplemented as follows:

As previously disclosed by the Company, at the conclusion of the Annual Meeting of Stockholders of the Company held on May 14, 2020, Leslie H. Wexner resigned as Chief Executive Officer of the Company.  Mr. Wexner continues as a director of the Company and is Chairman Emeritus.

An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

Item 5(c) of this Amendment No. 39 to Schedule 13D is incorporated herein by reference, and such sales were made for estate planning and charitable funding purposes.

Item 5.	Interest in Securities of the Issuer.

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 39 are incorporated herein by reference, as of September 2, 2020.  As of September 2, 2020, the Reporting Persons beneficially owned an aggregate of 44,310,021 shares of Common Stock, representing approximately 15.9% of the outstanding shares, as determined in accordance with Rule 13d-3 (based on 277,829,273 shares of Common Stock outstanding as of May 29, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 3, 2020).  Additional details are set forth below.

Person	Number of Shares	Notes
Leslie H. Wexner (“Mr. Wexner”)	44,306,599	(1)(2)(3)
Abigail S. Wexner (“Mrs. Wexner”)	13,567,970	(4)

(1)	Includes 692,436 shares issuable to Mr. Wexner within 60 days following September 2, 2020, upon the exercise or vesting of outstanding stock awards.

(2)	Includes 1,953,045 shares held in the Company’s Savings and Retirement Plan (as of August 31, 2020), over which Mr. Wexner has investment but not voting power.

(3)
Includes: 127,567 shares held by The Linden East Trust; 7,483,845 shares held by The Linden West Trust; 2,081,741 shares held by The Wexner Family Charitable Fund (a not-for-profit corporation qualified under Internal Revenue Code Section 501(c)(3)); 191,515 shares held by The Beech Trust; and 0 shares held by The Wexner Children’s Trust II. Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund and The Beech Trust, and shares voting and investment power with Dennis Hersch with respect to the shares held by The Linden East Trust, The Linden West Trust, and The Wexner Children’s Trust II.  Includes 4,892,608 shares held by the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer. Includes 11,167,147 shares directly owned by Mrs. Wexner, as to which Mr. Wexner may be deemed to share voting and investment power. Includes 15,716,695 shares directly owned by Mr. Wexner.

(4)
Includes: 127,567 shares held by The Linden East Trust; 2,081,741 shares held by The Wexner Family Charitable Fund; and 191,515 shares held by The Beech Trust.  Mrs. Wexner shares voting and investment power with Mr. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund and The Beech Trust, and shares voting and investment power with Dennis Hersch with respect to shares held by The Linden East Trust. Includes 11,167,147 shares directly owned by Mrs. Wexner. Excludes 30,738,629 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 39 and (ii) Item 5(a) hereof are incorporated herein by reference, as of the September 2, 2020.

(c)          In addition to the transaction described in Item 6 of this Amendment No. 39 (which is hereby incorporated herein by reference), during the past 60 days the Reporting Persons effected the following transaction in the Common Stock:

	Date of Transaction	Amount of Securities	Price per Share	Where and How Effected
The Wexner Children’s Trust II	08/25/2020	2,000,000 shares	$29.70	sale to broker-dealer
The Linden West Trust	08/25/2020	1,000,000 shares	$29.70	sale to broker-dealer
The Wexner Family Charitable Fund	08/25/2020	1,000,000 shares	$29.70	sale to broker-dealer
(d), (e):  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On August 25, 2020, Leslie H. Wexner transferred 2,000,000 shares of Common Stock to The Wexner Children’s Trust II without consideration in exchange.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among Leslie H. Wexner and Abigail S. Wexner, dated September 2, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2020

/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement by and among Leslie H. Wexner and Abigail S. Wexner, dated September 2, 2020